UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR (g) OF THE

SECURITIES EXCHANGE ACT OF 1934

THE PMI GROUP, INC.

(Exact name of registrant as specified in its charter)

Delaware	94-3199675
(State of incorporation or organization)	(I.R.S. Employer Identification Number)

PMI Plaza, 3003 Oak Road Walnut Creek, California	94597
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Preferred Stock Purchase Rights	New York Stock Exchange

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c), check the following box.  ☒

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d), check the following box.  ☐

Securities Act registration statement file number to which this form relates: None.

Securities to be registered pursuant to Section 12(g) of the Act:

None

(Title of Class)

Item 1.	Description of Registrant’s Securities to be Registered.

On August 12, 2010, the board of directors of The PMI Group, Inc. (the “Company”) adopted a Tax Benefits Preservation Plan (the “Plan”). The purpose of the Plan is to help protect the Company’s ability to recognize certain tax benefits in future periods from net unrealized built-in losses and tax credits, as well as any net operating losses that may be expected in future periods (the “Tax Benefits”). The Company’s use of the Tax Benefits in the future would be significantly limited if it experiences an “ownership change” for U.S. federal income tax purposes. In general, an “ownership change” will occur if there is a cumulative change in the Company’s ownership by “5-percent shareholders” (as defined under U.S. income tax laws) that exceeds 50 percentage points over a rolling three-year period.

The Plan is designed to reduce the likelihood that the Company will experience an ownership change by (i) discouraging any person or group from becoming a “5-percent shareholder” and (ii) discouraging any existing “5-percent shareholder” from acquiring more than a minimal number of additional shares of the Company stock. There is no guarantee, however, that the Plan will prevent the Company from experiencing an ownership change.

In connection with the adoption of the Plan, on August 12, 2010, the Company’s board of directors declared a dividend of one preferred stock purchase right (a “Right”) for each outstanding share of the Company’s common stock. The dividend will be payable to holders of record of the Company’s common stock on August 23, 2010 (the “Record Date”).

Each Right will initially represent the right to purchase, for $15.00 (the “Purchase Price”), one one-millionth of a share of Series A Participating Preferred Stock, $0.01 par value per share (the “Series A Preferred Stock”), in each case subject to adjustment. The terms and conditions of the Rights are set forth in the Plan.

Each one one-millionth of a share of Series A Preferred Stock would be entitled to cumulative dividends equal to the amount of dividends paid on one share of the Company’s common stock. Each one one-millionth of a share of Series A Preferred Stock is entitled to one vote on all matters submitted to a vote of stockholders.

The Rights will not be exercisable until the earlier of (i) the close of business on the 10th business day after the date (the “Stock Acquisition Date”) of the announcement that a person has become an Acquiring Person and (ii) the close of business on the 10th business day (or such later day as may be designated by the Company’s board of directors before any person has become an Acquiring Person) after the date of the commencement of a tender or exchange offer by any person which could, if consummated, result in such person becoming an Acquiring Person. The date that the Rights become exercisable is referred to as the “Distribution Date.”

If any person becomes an Acquiring Person, then on the Distribution Date, subject to certain exceptions and adjustments in the Plan, each Right (other than Rights treated as beneficially owned under certain U.S. tax rules by the Acquiring Person), will entitle the holder to purchase for the Purchase Price a number of shares of the Company’s common stock equal to the quotient of (x) two times the Purchase Price divided by (y) the then-current market price of the Company’s common stock.

An “Acquiring Person” means, in general, any person or group that has become a “5-percent shareholder” of the Company, other than (A) the Company and its affiliates; (B) certain existing “5-percent shareholders” so long as each such shareholder does not acquire more than a specified number of additional shares of the Company’s stock; (C) certain other “grandfathered persons” (as described in the Plan), so long as such “grandfathered persons” satisfy the applicable requirements in the Plan; (D) any person or group that the Company’s board of directors determines, in its sole discretion, has inadvertently become a “5-percent shareholder” (or inadvertently failed to continue to qualify as a “grandfathered person”), so long as such person or group promptly divests sufficient shares so as to no longer own 5% of the Company’s stock; (E) any person or group that the Company’s board of directors determines, in good faith, has not jeopardized or endangered the Company’s utilization of its Tax Benefits or whose 5-percent shareholder status is otherwise in the best interests of the Company, so long as each such person or group does not acquire any additional shares of the Company’s stock; and (F) any person that acquires at least a majority of the Company’s common stock as part of a “qualified offer” (as defined in the Plan).

At any time after any person has become an Acquiring Person (but before any person becomes the beneficial owner of 50% or more of the outstanding shares of the Company’s common stock), the Company’s board of directors may generally exchange all or part of the Rights (other than Rights beneficially owned under certain U.S. tax rules by an Acquiring Person) for shares of the Company’s common stock at an exchange ratio of one share of common stock (or, at the option of the Company’s board of directors, fractional shares of Series A Preferred Stock with an aggregate current market price that equals the current market price of one share of the Company’s common stock) per Right.

The issuance of the Rights is not taxable to holders of the Company’s common stock for U.S. federal income tax purposes.

The Company’s board of directors may redeem all of the Rights at a price of $0.00001 per Right at any time before a Distribution Date.

Prior to the Distribution Date, the Rights will be evidenced by the certificates for (or current ownership statements issued with respect to uncertificated shares in lieu of certificates for) and will be transferred with, the Company’s common stock and the registered holders of the Company’s common stock will be deemed to be the registered holders of the Rights. After the Distribution Date, the rights agent will mail separate certificates evidencing the Rights to each record holder of the Company’s common stock as of the close of business on the Distribution Date, and thereafter the Rights will be transferable separately from the Company’s common stock.

The Rights will expire on the earliest of (i) August 11, 2011; (ii) the time at which all Rights are redeemed or exchanged; (iii) the first date of a taxable year of the Company as to which the board of directors of the Company determines that no Tax Benefits may be carried forward; (iv) a date, prior to the date of the first public announcement that an Acquiring Person has become such, on which the board of directors of the Company determines that the Rights and the Plan are no longer necessary for the preservation or existence of the Tax Benefits or are no longer in the best interests of the Company and its stockholders; and (v) the repeal or amendment of Section 382 of the Internal Revenue Code of 1986, as amended from time to time, or any successor statute, if the board of directors of the Company determines that the Plan is no longer necessary for the preservation of Tax Benefits.

At any time prior to the Distribution Date, the Plan may be amended in any respect without the consent of Rights holders. At any time after the occurrence of a Distribution Date, the Plan may be amended in any respect that does not adversely affect Rights holders (other than any Acquiring Person) without the consent of Rights holders.

A Rights holder as such has no rights as a stockholder of the Company, including the right to vote and to receive dividends.

The above summary of the Plan is qualified by the full text of the Plan being filed as Exhibit 4.1 to this Form 8-A and incorporated herein by reference in its entirety.

Item 2.	Exhibits.

Exhibit No.	Description

4.1	Tax Benefits Preservation Plan, dated as of August 12, 2010, between The PMI Group, Inc. and American Stock Transfer & Trust Company, LLC, as Rights Agent, which includes the Form of Certificate of Designation of Series A Participating Preferred Stock of The PMI Group, Inc. as Exhibit A, the Summary of Terms of the Plan as Exhibit B and the Form of Right Certificate as Exhibit C (incorporated by reference to the Company’s Current Report on Form 8-K, filed August 13, 2010).

99.1	Letter to be sent to the stockholders of The PMI Group, Inc.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

THE PMI GROUP, INC.

August 13, 2010	By:	/S/ DONALD P. LOFE, JR.
	Name:	Donald P. Lofe, Jr.
	Title:	Executive Vice President, Chief Financial Officer and Chief Administrative Officer